						Exhibit 12.1

	Statement of Ratios of Earnings to Fixed Charges

				Year ended December 31,
		2009	2008	2007	2006	2005
				(Dollars in Thousands)
	Earnings:
1.	Income before income taxes	$ 6,053	$ 7,409	$ 923	$ 569	$ 8,830
2.	Plus: interest expense	22,645	24,095	30,630	28,974	23,296
3.	Earnings including interest on deposits	28,698	31,504	31,553	29,543	32,126
4.	Less: interest on deposits	12,308	13,287	20,835	18,005	11,599
5.	Earnings excludng interest on deposits	$ 16,390	$ 18,217	$ 10,718	$ 11,538	$ 20,527

	Fixed Charges:
6.	Interest expense (Line 2)	$ 22,645	$ 24,095	$ 30,630	$ 28,974	$ 23,296
7.	Less: interest expense on deposits (Line 4)	12,308	13,287	20,835	18,005	11,599
8.	Excluding interest on deposits	$ 10,337	$ 10,808	$ 9,795	$ 10,969	$ 11,697

	Ratio of Earnings to Fixed Charges:
	Including interest on deposits
	(line 3 divided by Line 6)	1.27	1.31	1.03	1.02	1.38
	Excluding interest on deposits
	(line 5 divided by Line 8)	1.59	1.69	1.09	1.05	1.75